Pennichuck Corporation 2001 Annual Report



Table of Contents

Financial Highlights

Total Assets
(in 000's of dollars)


$57,240
1997
$70,838
1998
$75,581
1999
$82,880
2000
$87,841
2001

Net Income
(in 000's of dollars)


$1,207
1997
$2,106
1998
$2,616
1999
$3,683
2000
$3,612
2001

Dividends per Share


$.51
1997
$.59
1998
$.69
1999
$.73
2000
$.76
2001

Basic Earnings per Share


$.76
1997
$1.21
1998
$1.12
1999
$1.56
2000
$1.52
2001

Consolidated Revenues
(in 000's of dollars)


$12,056
1997
$17,395
1998
$17,809
1999
$23,671
2000
$22,754
2001



Letter to Shareholders

Dear Shareholders:

As we embark on our one-hundred-and-fiftieth year in business, one cannot help but be impressed by the growth and accomplishments that have transformed Pennichuck from its relatively humble beginnings as a small community water utility, into the Company you know today. A lot has changed since 1852, when all our supply pipes were dug by hand, horses and water wheels provided the power to drive our mechanical pumps, and natural springs and a small brook comprised our entire water supply. Today, Pennichuck operates four major dams that impound huge volumes of water, a state-of-the-art, computer-controlled water treatment plant, and a fleet of 52 service vehicles. Almost every pipe, valve and meter in our network is mapped electronically on GIS, our Geographical Information System, and virtually our entire operation is monitored by a Supervisory Control and Data Acquisition system (SCADA), enabling automatic, remote monitoring of our numerous facilities and pumping stations by computer. Over the years, Pennichuck has evolved into the largest water utility in the state of New Hampshire, serving a population of more than 85,000 people in the city of Nashua, and over 30,000 people in 22 cities and towns throughout southern New Hampshire and northern Massachusetts. In the beginning, just a handful of entrepreneurs founded your Company and provided the operating capital. Today, Pennichuck is a holding company comprised of five subsidiaries, and we enjoy the support of over 2,000 individual shareholders, like you, in 45 states across America.

150 years ago, Pennichuck was focused strictly on bringing running water into homes that had none. Today, the scope of Pennichuck's operations has expanded dramatically, to also include contract operation and maintenance of water systems, real estate sales and management, in addition to the more traditional, regulated public utility areas of the water supply industry. Back then, success was measured by the number of feet of new water main that was put into the ground. Today, we measure our financial success in terms of the growth in our customer base, and in increased revenue and earnings. So it gives me great pleasure to say that, by any measure, 2001 was a successful year for your Company, and in all areas of our business.

Total consolidated revenues for 2001 were $22.8 million, compared to $23.7 million the previous year. Considering that the 2000 figure reflects a one-time sale of a major parcel of land in Westwood Park, for this year's revenue to be so close indicates an extremely positive result indeed. Consolidated earnings were $1.52 per share versus $1.56 last year, reflecting the four-for-three stock split that occurred on December 3, 2001. The stock split was designed to further improve liquidity and enhance trading volume of Pennichuck stock. In the fourth quarter, the Company increased its dividend for the eighth consecutive year. Annual revenues from our regulated water utilities were $17.4 million in 2001, increasing 9.1% from $16.0 million the previous year. Revenues from non-regulated water business and others also increased significantly, going from $719,000 in 2000 to $1,186,000 in 2001. Our real estate subsidiary, The Southwood Corporation, continued with another successful year, generating revenues of $4.2 million. Although this is lower than the $7 million Southwood posted the previous year, one must bear in mind that the 2000 figure was boosted by the unusually large land sale in Westwood Park.

Favorable weather conditions generated strong sales for our regulated water utilities, where we continued to see residential and commercial growth throughout our service areas driven by the robust economy in the first half of the year. Our revenue was further aided by an 8.52% temporary rate increase that was granted for our core system in September 2001, as part of an ongoing rate case proceeding which concluded in March of this year. It was also a very busy year given the numerous major capital projects that Pennichuck undertook during 2001. One of our most significant projects continues to be working on the Combined Sewer Overflow (CSO) program initiated by the City of Nashua. As part of this 10-year project, Pennichuck is taking the opportunity to replace existing water lines in the city and upgrade some of the oldest portions of our infrastructure. We also completed the construction of two separate interconnections into the Manchester Water Works supply system, one in Londonderry, and the other in Bedford, to provide a more reliable and economical source of supply for customers in these franchise areas. In addition, we replaced the storage tank in our Amherst Village District water system, and made much needed upgrades at a number of community water systems in our Pennichuck East Utility (PEU) franchise area, including construction of a new storage tank and the addition of fire protection in East Derry.

Looking forward, we must recognize that it will continue to be necessary for us to make substantial capital investments to fund improvements. Major projects on the horizon for our core system include continuing with our pipe replacement program in conjunction with the City of Nashua's CSO program, the relocation of pipes as the City of Nashua begins construction of the Broad Street Parkway, and upgrading the filters at Pennichuck Water Works' water treatment plant in order to assure that we meet the Safe Drinking Water Act (SDWA) enhanced surface water treatment rule. In addition, we will be working to upgrade many of our smaller community water systems in order to meet the ever-increasing challenge of addressing quantity and quality requirements.

We also achieved dramatic gains in the non-regulated side of the water business, where our aggressive efforts to market Pennichuck Water Service Company (PWSC) are truly starting to come to fruition. Early in the year, we established a management position to spearhead the sales and marketing of PWSC in order to secure management contracts for non-transient, non-community water systems, and to pursue operation and maintenance contracts for sizeable municipalities in the local region. We also implemented our new Watertight Protection Plan that protects consumers against expensive repairs in the event that they develop a leak in their household water service line. During the course of the year, PWSC was successful in obtaining 16 additional contracts for non-transient, non-community water systems, bringing our total to 38. These are defined as public facilities such as schools, daycare centers, businesses and apartment buildings that cater to 25 or more people and are served by a community well. PWSC also won the contract to operate the public water system for the town of Salisbury, Massachusetts, and enlisted over 1700 customers to our Watertight Protection Plan. Going forward, our challenge will be to increase customers in all three of these areas. Ultimately, our goal is for PWSC to provide a supplementary earnings stream to complement our regulated water business, such that when we take all our water-related operations – regulated and unregulated – as a whole, Pennichuck delivers a rate of return that is notably superior than is typical in the water industry.

2001 was also an extremely active year for The Southwood Corporation. In July, the sale of the final home marked the completion of our Heron Cove residential development. In addition, we sold two lots in Southwood Corporate Park, the first in March and the second in October. Then, in November, Southwood completed the sale of a 256-acre parcel of land in Westwood Park to the City of Nashua. This property will be used for conservation and recreation purposes, which will not only help protect the land, but will also serve as a protective buffer for the Pennichuck water supply. That same month, we purchased an additional parcel of land on Tinker Road that abuts more than 100 acres Pennichuck already owns. The combination of these two parcels will enhance the potential of both properties, and enable us to control the strategic development in this area. Our long-range objective is to acquire additional parcels which, when combined with existing properties, will enable us to develop a sustainable revenue stream for your Company.

On the eve of the one-hundred-and-fiftieth anniversary of your Company's founding, it is very gratifying to report that Pennichuck is in an extremely strong position, both financially and in regard to capitalizing on future growth opportunities. We are in the final stage in our development of a 10-year strategic plan that will establish the future direction for all our businesses, in both regulated and unregulated water operations, as well as in real estate development. 2001 was yet another highly successful year, and I am certain that our forefathers who founded your Company nearly 150 years ago would be extremely proud of Pennichuck, the diverse scope of our operations, and our continuing accomplishments.

In closing, I would like to express my gratitude to our employees and directors for their dedication and hard work. Since the very beginning, the enthusiastic support of shareholders has enabled Pennichuck to grow and prosper. Your backing is critical to our success today, just as it has been throughout our entire 150-year history. Thank you.

Sincerely,

Maurice L. Arel
President and Chief Executive Officer

Management's Discussion & Analysis of Financial Condition and Results of Operations

Introduction

Pennichuck Corporation (the "Company") has five wholly owned subsidiaries. Pennichuck Water Works, Inc. ("Pennichuck"), Pennichuck East Utility, Inc. ("Pennichuck East") and Pittsfield Aqueduct Company, Inc. ("Pittsfield") are involved in water supply and distribution in cities and towns throughout southern and central New Hampshire. These water subsidiaries are regulated by the New Hampshire Public Utilities Commission (the "NHPUC") and, as such, they must obtain approval to increase their water rates to recover increases in operating expenses and to obtain the opportunity to earn a return on rate base investments. Pennichuck Water Service Corporation (the "Service Corporation") is involved in non-regulated, water-related services and contract operations, and The Southwood Corporation ("Southwood") owns, manages, develops and sells real estate.

As you read Management's Discussion and Analysis, please refer to the Company's Consolidated Financial Statements, Notes to Consolidated Financial Statements, and Selected Financial Data contained in this report.

Forward-Looking Statements

In addition to the historical financial information, this report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations and on several assumptions concerning future events that involve risks, uncertainties and factors which may be beyond the Company's control. As such, the actual performance of the Company may be materially different from the future results or performance implied by the forward-looking statements contained in this report. Such factors include, among other things, changes in governmental regulations, changes in the economic and business environment that may impact demand for the Company's water and real estate products, changes in capital requirements that may affect the Company's level of capital expenditures and unusual changes in weather conditions that impact water consumption. Accordingly, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

In this section, we discuss our 2001, 2000 and 1999 results of operations and the factors affecting them. We begin with a general overview of our earnings per share ("EPS") generated by our core businesses.

Basic Earnings Per Share of Common Stock*

	Twelve Months Ended December 31		
	2001	2000	1999
Water utility operations	$ .81	$ .65	$ .88
Real estate operations	.63	.83	.16
Contract operations & other	.08	.08	.08
Consolidated basic EPS	$1.52	$1.56	$ 1.12

** Restated for the four-for-three stock split effected December 2001*

Our consolidated revenues tend to be significantly affected by weather conditions experienced throughout the year and by sales of major real estate parcels which may occur from time to time (see discussion below). Water revenues are typically at their lowest point during the first and fourth quarters of the calendar year. However, water revenues in the second and third quarters tend to be greater because of increased water consumption for non-essential usage by our customers during the late spring and summer months.

Results of Operations – 2001 Compared to 2000

As indicated in the table above, there was a significant shift in the earnings among the Company's core businesses from 2000 to 2001. Although consolidated net income decreased 2% to $3.61 million in 2001 from $3.68 million in 2000, practically all of that decrease resulted from the fact that gains on two major land sales were realized in 2000 by Westwood Park LLC ("Westwood"), in which Southwood has a controlling 60% ownership interest. The impact of those sales alone on earnings per share was $.56 in 2000. As discussed below, the 2001 earnings from our utility operations, however, increased by $420,000, or $.18 per share over last year.

Water Utility Operations

On a combined basis, net income of our three utilities in calendar year 2001 was approximately $1.94 million compared to $1.52 million in 2000. Of the increase, $351,000 alone was attributed to Pennichuck, the Company's core water utility subsidiary, and $102,000 was attributed to Pennichuck East; net income for Pittsfield declined by almost $34,000.

Utility operating revenues for 2001 totaled $17.41 million – a 9% increase from 2000. For 2001, approximately 81%, 17% and 2% of our total utility operating revenues were generated by Pennichuck, Pennichuck East and Pittsfield, respectively, which was not materially different than in 2000.

The principal reasons for the increase in our utility revenues were:

- A $956,000 increase in billed consumption within Pennichuck's core system from 2000 to 2001, resulting from the extended hot and dry weather conditions during 2001 compared to 2000,
- An 8.52% temporary rate increase granted to Pennichuck effective on September 8, 2001, resulting in approximately $350,000 of additional revenues, and
- A 20.8% increase in billed consumption within Pennichuck East's system from 2000 to 2001, as a result of the weather conditions noted above.

In June 2001, Pennichuck, the Company's principal water utility subsidiary, filed for a 20.09% rate increase with the NHPUC, representing a request for $2.5 million in additional annual revenues. In connection with this rate filing, the NHPUC approved a temporary rate increase of 8.52% applied on bills rendered on or after September 8, 2001. On March 1, 2002, the NHPUC issued its final order, granting approval of an overall 14.43% revenue increase. The approved rate order includes an 8.67% rate increase on bills rendered on or after September 8, 2001, with an additional step adjustment of 5.76% on service rendered on or after March 1, 2002. The combined rate increases are expected to result in additional annual revenues of approximately $1.8 million based on comparable consumption levels experienced during the past two years. There were no other rate filings made by the Company's other regulated utilities during 2001. The operating expenses of our water utility business include such broad categories as:

- water treatment and purification,
- pumping and other distribution system functions,
- general and administrative functions,
- depreciation on existing operating assets, and
- taxes other than income taxes (principally property taxes).

Combined utility operating expenses increased by $794,000, or 6.8%, to $12.4 million for the twelve months ended December 31, 2001. This increase is attributable to (i) $182,000 of additional depreciation incurred by our three utilities during 2001 reflecting their $6 million net investment in new plant assets during 2001, and (ii) approximately $160,000, or 4.9%, for additional administrative costs, primarily health insurance and other employee benefit costs. As a result of the increase in utility revenues, offset partially by the increase in utility expenses, the utilities' combined operating income increased by $654,000 from 2000 to 2001. As a percentage of combined utility revenues, the utilities' operating margin increased from 27.2% in 2000 to 28.7% in 2001.



Real Estate Operations

Net income from our real estate operations was approximately $1.5 million and $1.96 million for the twelve months ended December 31, 2001 and 2000, respectively.

Real estate earnings during 2001 and 2000 were positively impacted by major real estate sales conducted through Westwood, in which Southwood has a 60% ownership interest. In 2001, Westwood sold a parcel of land to the City of Nashua for $2 million, and in 2000, Westwood sold two land parcels at a combined sales price of approximately $5.49 million. Southwood's share of the after-tax gain from these sales was $.30 per share and $.56 per share for calendar years 2001 and 2000, respectively.

In addition to the revenues generated by Westwood, other real estate revenues during 2001 included:

- $524,000 from Southwood's share of pretax profit from its residential joint venture known as Heron Cove LLC,
- $422,000 from the sale of two land parcels in Southwood Corporate Park,
- $100,000 from the sale of a residential land parcel to a local developer, and
- $141,000 from Southwood's share of pretax income relating to its 50% ownership in three commercial office buildings.

In connection with the last item above, Southwood holds a 50% ownership interest in each of the three limited-liability companies, known as HECOP I, II and III. Each limited liability company owns land and a commercial office building, subject to a mortgage note with a local bank. The mortgage notes, totaling approximately $9.6 million, which are not included in the accompanying Consolidated Balance Sheets, are each secured by the underlying real property; and in addition, Southwood and its partner have each provided guarantees of the notes. As of December 31, 2001, all combined office space, totaling approximately 147,000 square feet, had been leased under long-term lease agreements.

The operating expenses associated with our real estate operations decreased from $2.36 million in 2000 to $912,000 in 2001. Principally, all of this decrease relates to the allocated land and infrastructure development costs associated with the Westwood land sales in 2000 discussed earlier. The operating expenses in 2001 are comprised of (i) $79,000 of property taxes on Southwood's landholdings, (ii) $396,000 of allocated costs of land sales relating to Southwood Corporate Park, and (iii) $164,000 for intercompany management charges.

Contract Operations and Other

Revenues from Contract Operations and Other increased $467,000, or 65%, to $1,186,000 in 2001. Of that increase, $296,000 was generated by the Service Corporation as a result of (i) an additional 16 operating contracts signed during the year, and (ii) a new multi-year operating contract with a Massachusetts municipality which was entered into in September 2001. Under the terms of the contract, the Service

Corporation operates and maintains the municipality's water system, including all meter reading and billing functions. The Service Company earned nearly $108,000 of revenues during the fourth quarter of 2001 from that contract. Revenues from other operations increased $171,000 to $228,000 in 2001. This increase was primarily attributable to the sale of timber harvested from portions of the Company's undeveloped landholdings. Other revenues also include rental income from several tower leases totaling approximately $50,000 in each of 2001 and 2000.

The operating expenses associated with our Contract operations and other activities increased significantly from $485,000 in 2000 to $881,000 in 2001, principally as a result of:

- $117,000 in added contract operating costs relating to the acquisition of the new operating contract in Massachusetts as discussed above,
- $78,000 from increased intercompany management charges, and a
- $63,000 increase in costs relating to shareholder and other administrative matters.

Results of Operations – 2000 Compared to 1999

As indicated in the table on page 5, there was a significant shift in the earnings among the Company's core businesses from 1999 to 2000. Although consolidated net income increased nearly 41% to $3.68 million from $2.62 million in 1999, practically all of that increase resulted from the gains on two major land sales by Westwood. The impact of those sales alone on earnings per share was $.56 in 2000.

Our consolidated revenues in 2000 were $23.67 million compared to $17.81 million in 1999, an increase of $5.86 million or 33%. Of that increase, $5.49 million was attributable to the two Westwood land sales discussed above.

Water Utility Operations

On a combined basis, net income of our three utilities in calendar year 2000 was approximately $1.52 million, or $538,000 less than in 1999. Of that decrease, nearly $450,000 alone was attributed to Pennichuck, the Company's core water utility subsidiary while net income for Pennichuck East also declined by $107,000.

Utility operating revenues for 2000 totaled $15.96 million – a 2.25% decrease from 1999. For 2000, approximately 82%, 16% and 2% of our total utility operating revenues were generated by Pennichuck, Pennichuck East and Pittsfield, respectively, which was not materially different than in 1999.

The principal reasons for the decrease in our 2000 utility revenues were:

- A $490,000 decrease in billed consumption within Pennichuck's core system from 1999 to 2000 resulting from the unusually hot and dry months of June and July 1999 compared to the cooler and damper weather conditions experienced in 2000; offset however by

- An increase of 2.2% in the number of customers serviced by the three water utilities.

Our utility operating expenses increased by $609,000, or 5.5%, to $11.6 million for the twelve months ended December 31, 2000. That increase was attributable to (i) $189,000 of additional depreciation expense and $89,000 of additional property taxes incurred by our three utilities during 2000, reflecting their $3.5 million net investment in new plant assets during 2000 and $4.7 million in 1999, and (ii) approximately $160,000, or 4.9%, for additional administrative costs, primarily health insurance and other benefit costs. As a result of the decrease in utility revenues and increase in utility expenses from 1999 to 2000, the utilities' combined operating income as a percentage of combined utility revenues decreased from 32.6% to 27.2%, respectively, over this period.

Real Estate and Other Operations

Real estate earnings during 2000 were positively impacted by two principal land sales and by Southwood's involvement in residential joint ventures. The two major land sales alone accounted for nearly $1.22 million in net income for 2000. There were no such major land sales in 1999.

In 2000, real estate revenues increased to $6.99 million compared to $860,000 in 1999 for the following reasons:

- $5.49 million from the sale of two land parcels by Westwood Park, LLC in which Southwood has a 60% ownership interest,
- $1.33 million from two residential partnerships in which Southwood has a 50% ownership, and
- $100,000 from the sale of a one-half interest in a 6.3-acre land parcel to a local developer.

The robust housing market in southern New Hampshire during 2000 was reflected in the performance of the two residential partnerships in which Southwood participated. Ayers Crossing LLC, formed for the construction and sale of 7 homes, was begun and concluded in calendar year 2000. Heron Cove LLC began construction and sales in 1999 and in 2000, that partnership sold 42 homes to third parties compared to 30 homes in 1999. The remaining 15 homes were sold during 2001.

Revenues from contract operations conducted by the Service Corporation during 2000 increased $111,000 over 1999 to $650,000. Of that increase, nearly $80,000 was derived from 22 new contracts under which the Service Corporation performs various water-related monitoring, maintenance, testing and compliance reporting services for water systems throughout New Hampshire. Other operating revenues totaling $68,000 in 2000 and $78,000 in 1999 were derived from sundry lease and laboratory activities conducted by the Company and the Service Corporation.

The operating expenses associated with our real estate and other non-utility activities increased significantly from $728,000 in 1999 to $2.84 million in 2000. Of that increase, $1.87 million relates to the allocated land and development costs associated with the Westwood land sales discussed earlier. The remaining non-utility operating costs in 2000 were principally comprised of (i) $505,000 for contract operations and other services, (ii) $73,000 of property taxes on Southwood's landholdings, and (iii) $250,000 for property management and other costs associated with Southwood's real estate activities.

Liquidity and Financial Condition

The following paragraphs discuss the financial condition of the Company and its wholly owned subsidiaries. This discussion focuses primarily on the adequacy of available capital needed for our business activities.

Over the past two years, the primary sources of cash needed for normal operating activities, capital projects, debt service and dividend payments were (i) available cash from the Company's short-term investments, and (ii) operating cash flow generated from day-to-day business activities. During previous periods when available cash and operating cash flow were not sufficient, we have borrowed funds under a revolving loan facility (the "Loan Agreement") with our bank. The Loan Agreement allows the Company and its subsidiaries to borrow up to $2.5 million at interest rates tied to the bank's cost of funds or LIBOR, whichever is lower. However, during 2001, 2000 and 1999, there were no borrowings outstanding under this Loan Agreement.

At December 31, 2001 and 2000, the Company's cash equivalents, primarily short-term investments, totaled approximately $3.3 million and $3.7 million, respectively, which were available to fund any operating cash flow deficiencies and capital expenditures of the Company and its subsidiaries. Throughout 2001 and 2000, any available excess cash was invested in short-term money market funds, and as a result, the Company realized approximately $153,000 in interest income in 2001 and $141,000 in 2000. For calendar year 2001, the consolidated operating cash flow of the Company, before capital expenditures and common dividends, was $8.68 million, broken out by business segment as follows (in millions):

	2001	2000
Water utility operations	$ 6.21	$ 4.77
Real estate operations	2.12	2.29
Contract operations & other	.35	(.05)
	$ 8.68	$ 7.01

Given the one-time nature of the real estate sales that occurred in 2001 and 2000, there is no assurance that the significant contribution to consolidated cash flow generated from real estate activities will continue.

In January 2002, Southwood sold the remaining land in its Corporate Park for approximately $2.7 million, the gain from which will be recognized in the first quarter of 2002.

Our capital expenditures in 2001 totaled $6.0 million, net of approximately $2.2 million in the form of contributions in aid of construction from state grants and area developers. Practically all of our capital expenditures in 2001 were for projects relating to our water utility business. The more significant projects included:

- $1,594,000 for replacing aging distribution mains in Nashua and Pittsfield, New Hampshire.
- $1,546,000 for the construction of two new water storage tanks and restoration of one existing tank serving certain Pennichuck community water systems, and
- $357,000 for the final phase of developing and implementing software applications for a company-wide enterprise resource planning program.

The remaining items in the Company's 2001 capital program reflect expenditures for ongoing, routine investment in additional pump stations, new meters, services, distribution mains and hydrants and sundry system improvements. For 2002, we expect that our total expenditures for capital projects will be approximately $7.12 million, of which $1.13 million is expected to be funded by contributions in aid of construction, state grants and low-interest, state revolving loans. Our cash needs for capital expenditures are expected to be met from a combination of internally generated funds and short-term investments, and if needed, from borrowings under the Company's available line of credit.

Over the next several years, Pennichuck expects that its capital investment program will continue to include significant expenditures for replacing aging distribution mains in Nashua and in certain smaller community water systems. In 1999, the City of Nashua (the "City") began a public works program mandated by the United States Environmental Protection Agency ("EPA") requiring the City to separate its storm water runoff and sewer discharge systems over the next 10 years. Pennichuck will take the opportunity to replace any aged or deteriorating water mains in those sections where the City is performing its sewer separation work. In the past 3 years, Pennichuck has spent approximately $2.4 million replacing its aged mains and its 2002 capital budget includes approximately $850,000 for similar work. It is likely that Pennichuck will continue to spend $1 to $2 million annually on replacing its aging infrastructure within Nashua.

Dividend Reinvestment and Common Stock Purchase Plan

We offer a Dividend Reinvestment and Common Stock Purchase program that is available to our shareholders and residential utility customers. Under this program, our shareholders may reinvest all or a portion of their common dividends into shares of common stock at prevailing market prices. We also accept optional cash payments to purchase additional shares at 100% of the prevailing market prices. Since its inception in 1993, this program has provided the Company with nearly $1.6 million of additional common equity.

Environmental Matters

Our water utility subsidiaries are subject to the water quality regulations set forth by the EPA and the New Hampshire Department of Environmental Services ("DES"). The EPA is required to periodically set new maximum contaminant levels for certain chemicals as required by the federal Safe Drinking Water Act ("SDWA"). The quality of our treated water currently meets or exceeds all standards set by the EPA and the DES. However, increased monitoring and reporting standards have led to additional operating costs for us. Additional monitoring and testing costs arising from EPA and DES mandates should eventually be recouped through water rates in our utilities' next rate filings.

Pennichuck's filtration plant in Nashua is impacted by the Interim Enhanced Surface Water Treatment Rule ("IESWTR") which establishes a new turbidity standard of 0.3 NTU. Pennichuck is in the process of evaluating alternatives to meet the new IESWTR turbidity standard and it expects to determine what modifications will be required to its filtration plant by the fall of 2002.

Two of Pennichuck's small community water systems have wells that produce water with arsenic levels in excess of the new standard of 10 ppb. It will be necessary for Pennichuck to install arsenic treatment systems at these locations. Pennichuck's remaining community water systems have wells that produce water meeting the new arsenic standard.

Capital expenditures associated with federal and state water quality standards have historically been recognized and approved by the NHPUC for inclusion in our utilities' water rates.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*. As amended by SFAS No. 137, *"Deferral of the Effective Date of SFAS No. 133"* and SFAS No. 138, *"An Amendment to SFAS No. 133"*, SFAS No. 133 establishes certain accounting and reporting standards requiring every derivative instrument to be recorded in the Company's balance sheet as either an asset or liability measured at its fair value. These statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted SFAS No. 133 as of January 1, 2001 as further discussed in Note C - Debt to the Consolidated Financial Statements.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *"Business Combinations"*. SFAS No. 141 addresses changes in the financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, *"Business Combinations"*, and SFAS No. 38, *"Accounting for Pre-acquisition Contingencies of Purchased Enterprises"*. Effective July 1, 2001, all business combinations should be accounted for using only the purchase method of accounting. The Company does not believe the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 142, *"Goodwill and Other Intangible Assets"*, which requires use of a non-amortization approach to account for purchased goodwill and certain intangibles, effective January 1, 2002. Under the non-amortization approach, goodwill and certain intangibles will not be amortized into the results of operations, but instead will be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The Company does not have any goodwill recorded on its books and therefore, this statement is not expected to affect the Company.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, *"Accounting for Asset Retirement Obligations"* ("SFAS No. 143"). This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amounts of the long-lived assets. SFAS No. 143 is effective for all fiscal years beginning after June 15, 2002. The Company believes that the effect of adopting SFAS No. 143 will not be material to its financial position.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS No. 144") which replaces SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Although SFAS No. 144 supercedes SFAS No. 121, it retains the fundamental provisions of SFAS No. 121 regarding recognition/measurement of impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. Under SFAS No. 144, asset write-downs from discontinuing a business segment will be treated the same as other assets held for sale. The new standard also broadens the financial statement presentation of discontinued operations to include the disposal of an asset group (rather than a segment of a business). SFAS No. 144 is effective beginning January 1, 2002 and, generally is to be applied prospectively. The Company is studying the potential financial impact of adopting this new standard; it does not expect any significant impact on its financial position and results of operations.

Board of Directors & Officers

Board of Directors

Maurice L. Arel, President, Chief Executive Officer, Pennichuck Corporation

Joseph A. Bellavance, President, Bellavance Beverage Company, Inc.

Charles E. Clough, President, Freedom Partners, LLC

Stephen J. Densberger, Executive Vice President, Pennichuck Corporation

Robert P. Keller, Chairman and Chief Executive Officer, InStar Services Group, Inc.

John R. Kreick, PhD., Chief Executive Officer, Lockheed Sanders, retired

Hannah M. McCarthy, President, Daniel Webster College

Martha E. O'Neill, Esquire, Clancy and O'Neill, P.A.

Charles J. Staab, Vice President, Chief Financial Officer and Treasurer, Pennichuck Corporation

Senior Board of Directors

John C. Collins

Executive Officers

Maurice L. Arel, President, Chief Executive Officer

Stephen J. Densberger, Executive Vice President

Charles J. Staab, Vice President, Chief Financial Officer and Treasurer

Bonalyn J. Hartley, Vice President - Administration

Donald L. Ware, Vice President, Chief Engineer

Corporate Secretary

John T. Pendleton, Esquire



In Memoriam
John C. Collins
1918 - 2002

With the passing of John C. Collins, 1918-2002, Pennichuck mourns the loss of one of its most charismatic and respected leaders. Serving as president of Pennichuck from 1977 to 1984, Mr. Collins led the Company through its period of greatest change, with the construction of the treatment plant in Nashua, and the corporate restructuring that resulted in the creation of Southwood, our real estate subsidiary. After retiring as Pennichuck's president, Mr. Collins served as interim director of the New Hampshire Water Supply and Pollution Control Department, and oversaw the agency's restructuring and rebirth as the state's Department of Environmental Services.

An accomplished classical pianist, and veteran of the Normandy invasion in World War II, Mr. Collins will be remembered for his quick wit and dry, Irish humor. He continued to serve as a senior board member of Pennichuck at the time of his death.

Auditor's Report

REPORT OF ARTHUR ANDERSEN LLP, INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Pennichuck Corporation:

We have audited the accompanying consolidated balance sheets of Pennichuck Corporation and subsidiaries (a New Hampshire corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennichuck Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts

February 15, 2002

Consolidated Balance Sheets

PENNICHUCK CORPORATION AND SUBSIDIARIES

ASSETS	December 31	
	2001	2000
Property, Plant and Equipment		
Land	$ 1,224,557	$ 1,211,903
Buildings	17,986,453	23,201,005
Equipment	79,435,709	65,948,723
Construction work in progress	260,007	528,542
	98,906,726	90,890,173
Less accumulated depreciation	(24,946,682)	(22,452,617)
	73,960,044	68,437,556
Current Assets		
Cash	3,272,240	3,731,634
Restricted cash	151,142	1,002,855
Accounts receivable, net of reserves of $83,998 in 2001 and $37,000 in 2000	1,245,636	1,395,606
Unbilled revenue	1,349,277	1,198,000
Note receivable	100,000	–
Refundable income taxes	124,935	370,134
Materials and supplies, at cost	364,487	354,002
Prepaid expenses and other current assets	479,900	400,896
	7,087,617	8,453,127
Other Assets		
Deferred land costs	2,390,576	2,521,560
Deferred charges and other assets	3,676,554	2,751,353
Investment in real estate partnerships	–	716,410
Notes receivable	725,750	–
	6,792,880	5,989,323
	$87,840,541	$82,880,006

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets, continued

PENNICHUCK CORPORATION AND SUBSIDIARIES

STOCKHOLDERS' EQUITY AND LIABILITIES	December 31 2001	2000
Stockholders' Equity		
Common stock – $1 par value – authorized 11,500,000 shares in 2001 and 2000; issued 2,389,019 shares in 2001 and 2,358,847 shares in 2000	$ 2,389,019	$ 2,358,847
Additional paid in capital	15,098,088	14,667,282
Retained earnings	13,544,696	11,753,399
Accumulated other comprehensive income – derivative instruments	(308,216)	–
	30,723,587	28,779,528
Less cost of 1,385 shares of common stock in treasury in 2001 and 7,346 shares in 2000	(128,488)	(183,895)
	30,595,099	28,595,633
Minority Interest	–	1,149,673
Preferred stock, no par value, 100,000 shares authorized, no shares issued in 2001 and 2000	–	–
Long-Term Debt, Less Current Portion	27,071,798	26,917,860
Current Liabilities		
Current portion of long-term debt	348,207	319,155
Accounts payable	1,373,120	724,832
Accrued interest payable	367,757	415,685
Other current liabilities	1,467,184	1,013,280
	3,556,268	2,472,952
Deferred Credits and Other Reserves		
Deferred income taxes	6,166,117	5,320,538
Deferred investment tax credits	1,032,210	1,065,246
Regulatory liability	1,169,658	1,179,689
Post-retirement health benefit obligation	690,723	593,267
Other liabilities	308,216	258,304
	9,366,924	8,417,044
Contributions in Aid of Construction	17,250,452	15,326,844
	$87,840,541	$82,880,006

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

PENNICHUCK CORPORATION AND SUBSIDIARIES

	Year Ended December 31		
	2001	2000	1999
Revenues			
Water utility operations	$17,411,760	$15,963,540	$16,331,633
Real estate operations	4,156,556	6,989,006	860,103
Contract operations and other	1,186,022	718,930	617,522
	22,754,338	23,671,476	17,809,258
Operating Expenses			
Water utility operations	12,408,777	11,614,329	11,005,271
Real estate operations	912,094	2,356,602	268,216
Contract operations and other	881,325	484,625	459,867
	14,202,196	14,455,556	11,733,354
Operating Income	8,552,142	9,215,920	6,075,904
Other Income	221,152	183,086	170,305
Interest Expense	(1,980,926)	(1,991,488)	(2,024,601)
Income Before Provision for Income Taxes	6,792,368	7,407,518	4,221,608
Provision for Income Taxes	2,657,420	2,869,993	1,625,212
Net Income Before Minority Interest	4,134,948	4,537,525	2,596,396
Minority Interest in Loss (Earnings) of Westwood Park LLC	(523,244)	(854,864)	19,269
Net Income	$ 3,611,704	$ 3,682,661	$ 2,615,665
Earnings Per Common Share:			
Basic	$1.52	$1.56	$1.12
Diluted	$1.50	$1.55	$1.12
Weighted Average Shares Outstanding:			
Basic	2,382,389	2,360,767	2,327,597
Diluted	2,400,088	2,369,272	2,340,879

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

PENNICHUCK CORPORATION AND SUBSIDIARIES

	Common Stock-Shares	Common Stock-Amount	Additional Paid in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income
Balances at December 31, 1998	2,284,847	$2,284,847	$13,820,759	$8,746,303	$(59,240)	$ --
Net income				2,615,665		
Dividend reinvestment plan	16,800	16,800	268,169			
Common dividends declared - $.69 per share				(1,590,041)		
Exercise of stock options	45,645	45,645	347,946		(279,783)	
Common equity issuance costs			(10,000)			
Director's fees and other deferred compensation plan			30,912		16,438	
Balances at December 31, 1999	2,347,292	2,347,292	14,457,786	9,771,927	(322,585)	--
Net income				3,682,661		
Dividend reinvestment plan	5,407	5,407	134,490		142,432	
Common dividends declared - $.73 per share				(1,701,189)		
Exercise of stock options	6,148	6,148	50,786		(44,953)	
Director's fees and other deferred compensation plan			24,220		41,211	
Balances at December 31, 2000	2,358,847	2,358,847	14,667,282	11,753,399	(183,895)	--
Net income				3,611,704		
Dividend reinvestment plan			110,450		141,636	
Common dividends declared - $.76 per share				(1,812,864)		
Exercise of stock options	8,468	8,468	103,221	(2,117)	(86,229)	
Other comprehensive income						(308,216)
Director's fee and other deferred compensation plan	21,704	21,704	217,135	(5,426)		
Balances at December 31, 2001	2,389,019	$2,389,019	$15,098,088	$13,544,696	$(128,488)	$(308,216)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

PENNICHUCK CORPORATION AND SUBSIDIARIES

	Year Ended December 31		
	2001	2000	1999
Operating Activities:			
Net income	$3,611,704	$3,682,661	$2,615,665
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,046,962	3,171,766	2,141,767
Amortization of deferred investment tax credits	(33,036)	(33,036)	(33,036)
Provision for doubtful debt	46,998	--	--
Provision for deferred income taxes	930,639	944,895	926,574
Changes in assets and liabilities:			
Accounts receivable and unbilled revenue	(48,305)	(84,579)	(177,698)
Refundable income taxes	245,199	(98,822)	(219,793)
Materials and supplies	(10,485)	(42,290)	8,032
Prepaid expenses	(79,004)	322,670	2,765
Deferred charges and other assets	(1,422,568)	(176,809)	(865,345)
Accounts payable and accrued expenses	896,621	(79,755)	403,258
Other	87,425	78,796	96,166
Net cash provided by operating activities	7,272,150	7,685,497	4,898,355
Investing Activities:			
Purchases of property, plant & equipment	(8,211,156)	(7,740,316)	(6,735,185)
Contributions in aid of construction	2,193,665	4,191,247	2,012,082
(Increase) decrease in restricted cash	851,713	(1,001,958)	(258)
(Increase) decrease in investment in real estate partnerships	764,103	(322,081)	(231,148)
Net cash (used) in investing activities	(4,401,675)	(4,873,108)	(4,954,509)
Financing Activities:			
Payments on long-term debt	(319,155)	(1,041,816)	(182,224)
Proceeds from long-term borrowings	502,145	12,860	263,198
Net (increase) in notes receivable to a third party	(825,750)	–	–
Minority interest	(1,149,673)	854,864	(19,269)
Proceeds from dividend reinvestment plan and other, net	275,428	356,852	420,516
Dividends paid	(1,812,864)	(1,701,189)	(1,590,041)
Net cash (used in) provided by financing activities	(3,329,869)	(1,518,429)	(1,107,820)
Increase (decrease) in cash	(459,394)	1,293,960	(1,163,974)
Cash at beginning of year	3,731,634	2,437,674	3,601,648
Cash at end of year	$3,272,240	$3,731,634	$2,437,674

The accompanying notes are an integral part of these consolidated financial statements.

PENNICHUCK CORPORATION AND SUBSIDIARIES

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies of Pennichuck Corporation and subsidiaries are as follows:

Basis of Presentation: The consolidated financial statements include the accounts of Pennichuck Corporation, an investor-owned holding company (the "Company") and its subsidiaries, Pennichuck Water Works, Inc. ("Pennichuck"), Pennichuck East Utility, Inc. ("Pennichuck East"), Pittsfield Aqueduct Company, Inc. ("Pittsfield"), Pennichuck Water Service Corporation (the "Service Corporation") and The Southwood Corporation ("Southwood").

Nature of Operations: Pennichuck, Pennichuck East and Pittsfield (collectively referred to as the "Company's utility subsidiaries") are engaged principally in the gathering and distribution of potable water to approximately 27,700 customers in southern and central New Hampshire. The Company's utility subsidiaries are subject to the provisions of Statement of Financial Accounting Standard ("SFAS") 71, *"Accounting for the Effects of Certain Types of Regulations."* The Service Corporation is involved in providing non-regulated, water-related services to over 5,000 customers while Southwood owns, manages and develops real estate.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment: Property, plant and equipment, which includes principally the water utility assets of the Company's utility subsidiaries, is recorded at cost plus an allowance for funds used during construction on major additions. The provision for depreciation is computed on the straight-line method over the estimated useful lives of the assets including property funded with contributions in aid of construction. The useful lives range from 6 to 90 years and the average composite depreciation rate was 2.55% in 2001 and 2000.

Maintenance, repairs and minor improvements are charged to expense as incurred. Improvements which significantly increase the value of property, plant and equipment are capitalized.

Allowance for Funds Used During Construction ("AFUDC"): AFUDC represents a non-cash credit to income with a corresponding charge to plant in service. AFUDC amounts reflect the cost of borrowed funds and, if applicable, equity capital when used to fund major plant construction projects. Such AFUDC amounts were immaterial for 2001, 2000 and 1999.

Revenues: Standard charges for water utility services to customers are recorded as revenue, based upon meter readings and contract service, as services are provided. Estimates of unbilled service revenues are recorded in the period the services are provided. Provision is made in the financial statements for estimated uncollectible accounts. Revenues recognized under the WaterTight program are amortized over twelve months.

Deferred Charges and Other Assets: Deferred charges include certain regulatory assets and costs of obtaining debt financing. Regulatory assets are amortized over periods being recovered through authorized rates. Debt expenses are amortized over the term of the related bonds and notes. Such utility subsidiaries have recorded certain regulatory assets in cases where the New Hampshire Public Utilities Commission (the "NHPUC") has permitted, or is expected to permit, recovery of these costs over future periods. Deferred charges and other assets consist of the following:

	2001	2000
Regulatory assets	$1,654,175	$ 818,650
Financing costs	577,524	632,615
Other	1,444,855	1,300,088
Total	$3,676,554	$2,751,353

Deferred Land Costs: Included in deferred land costs are Southwood's original basis in its landholdings and developmental costs for its Corporate Park. Deferred land costs are stated at the lower of cost or market.

Investment in Partnerships: During 2001, Southwood was a 50% general partner in a residential development project and had sold a certain parcel of land to the partnership in exchange for a promissory note. Revenues relating to the sale of that parcel are deferred until the lots are ultimately sold to third parties. Real estate transactions are presented using the cost recovery method.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES, continued

Under this method, any deferred gain and related note receivable are offset for financial statement purposes. Southwood's investment in this partnership is recorded using the equity method of accounting. As of December 31, 2001, all of the lots had been sold and the remaining balance on the original note receivable from that partnership was paid in full. At December 31, 2000, the note receivable balance was $172,500, which was offset by the deferred gain of approximately $170,000.

Notes Receivable: During the fourth quarter of 2001, Southwood sold a parcel of land to a local developer in exchange for a note which is secured by a first mortgage interest in the property. The note, totaling $100,000 at an interest rate of 10.5% per year, is due in October 2002 and is included under Current Assets in the accompanying Consolidated Balance Sheet.

Included in Other Assets are two notes receivable from the same local developer totaling $725,750. That amount represents funds loaned by Southwood to the developer for land acquisition and house construction costs for a 5 unit residential development. The term of the notes is eighteen months at an annual interest rate of 10.5% and is secured by a first mortgage interest in the land and buildings.

Income Taxes: The provision for federal and state income taxes is based on income reported in the financial statements, adjusted for items not recognized for income tax purposes. Provisions for deferred income taxes are recognized for accelerated depreciation and other temporary differences. Investment credits previously realized for income tax purposes are amortized for financial statement purposes over the life of the property, giving rise to the credit.

Contributions in Aid of Construction ("CIAC"): Under construction contracts with real estate developers and others, the Company's regulated subsidiaries receive non-refundable advances for the costs of new main installation. The CIAC account and related plant asset are amortized over the life of the property. The regulated subsidiaries also credit to CIAC the fair market value of developer installed mains and any excess of fair market value over the cost of community water systems purchased from developers.

Other Comprehensive Income (OCI): The Company follows SFAS No. 130, *"Reporting Comprehensive Income."* This Statement requires presentation of the components of other comprehensive earnings. The components of other comprehensive income, as shown in the consolidated statements of stockholders' equity as of December 31, 2001, are unrealized losses on the Company's derivatives of $308,216. The change in unrealized loss for the year ended December 31, 2001 was $156,216.

Earnings Per Share: The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share for the twelve months ended December 31, 2001, 2000 and 1999.

	Year Ended		
	2001	2000	1999
Basic earnings per share	$1.52	$1.56	$1.12
Dilutive effect of unexercised stock options	(.02)	(.01)	-
Diluted earnings per share	$1.50	$1.55	$1.12
Numerator:			
Basic net income	$3,611,704	$3,682,661	$2,615,665
Diluted net income	$3,611,704	$3,682,661	$2,615,665
Denominator:			
Basic weighted average shares outstanding	2,382,389	2,360,767	2,327,597
Dilutive effect of unexercised stock options	17,699	8,505	13,282
Diluted weighted average shares outstanding	2,400,088	2,369,272	2,340,879

NOTE B - INCOME TAXES

The components of the federal and state income tax provision at December 31 are as follows:

	2001	2000	1999
Federal	$2,113,104	$2,309,552	$1,320,519
State	577,352	593,477	337,729
Amortization of investment tax credits	(33,036)	(33,036)	(33,036)
	$2,657,420	$2,869,993	$1,625,212
Currently payable	$1,836,144	$2,220,703	$ 816,062
Deferred	821,276	649,290	809,150
	$2,657,420	$2,869,993	$1,625,212

The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for 2001, 2000 and 1999:

	2001	2000	1999
Statutory federal rate	34.0%	34.0%	34.0%
State tax rate, net of federal benefit	5.6	5.3	5.3
Amortization of investment tax credits	(.5)	(.6)	(.8)
Effective tax rate	39.1%	38.7%	38.5%

The Company made income tax payments of $1,214,973, $1,349,149 and $858,892 in 2001, 2000 and 1999, respectively.

The Company did not have any alternative minimum tax credits available at December 31, 2001 and 2000 compared to $65,522 available at the end of 1999.

The Company has a regulatory liability related to income taxes of $1,169,658, $1,179,689 and $1,194,870 at December 31, 2001, 2000 and 1999, respectively. This represents the amount of deferred taxes recorded at rates higher than currently enacted rates and the impact of deferred investment tax credits on future revenue. The liability is being amortized consistent with the Company's rate-making treatment.

The temporary items that give rise to the net deferred tax liability at December 31, 2001 and 2000 are as follows:

Liabilities:	2001	2000
Property related	$7,653,446	$6,887,537
Other	720,438	585,749
	8,373,884	7,473,286
Assets:		
Investment tax credits	662,961	672,992
Regulatory liability	506,697	506,697
Taxes on contributions in aid of construction	682,962	766,187
Other	355,147	206,872
	2,207,767	2,152,748
Net Deferred Tax Liabilities	$6,166,117	$5,320,538

NOTE C - DEBT

Long-term debt at December 31 consists of the following:

	2001	2000
Unsecured notes payable to various insurance companies:		
9.10%, due April 1, 2005	$3,500,000	$3,500,000
7.40%, due March 1, 2021	8,000,000	8,000,000
Unsecured Industrial Development Authority Revenue Bond 1988 Series, 7.50%, due July 1, 2018	1,105,000	1,170,000
Unsecured Business Finance Authority 1994 Revenue Bond (Series A), 6.35%, due December 1, 2019	2,750,000	2,880,000
Unsecured Business Finance Authority 1994 Revenue Bond (Series B), 6.45%, due December 1, 2016	1,550,000	1,670,000
Unsecured Business Finance Authority 1997 Revenue Bond, 6.30%, due May 1, 2022	4,000,000	4,000,000
Secured notes payable to bank, floating rate, due April 8, 2005	6,000,000	6,000,000
Unsecured New Hampshire State Revolving Fund Loan, 3.8%, due November 1, 2020	445,000	12,860
Capitalized lease obligation	--	4,155
Secured loan, 5%, due October 1, 2005	70,005	--
	27,420,005	27,237,015
Less current portion	348,207	319,155
	$27,071,798	$26,917,860

The 1994 Series A and B Bonds are not subject to optional redemption until 2004 at which time they may be redeemed in whole or in part at a premium not to exceed 2% and may be redeemed at par on or after December 1, 2008. The notes and bonds payable require periodic interest payments (either monthly or semi-annually) which are based on the outstanding principal balances. The aggregate principal payment requirements subsequent to December 31, 2001 are as follows:

2002	$ 348,207
2003	354,223
2004	355,091
2005	9,855,922
2006	337,250
2007 and thereafter	16,169,312

The note and bond agreements require, among other things, the maintenance of certain financial ratios and restrict the payment or declaration of dividends by Pennichuck. Under Pennichuck's most restrictive covenant, cumulative common dividend payments or declarations by Pennichuck subsequent to December 31, 1989 are limited to cumulative net income earned after that date plus $1,000,000. At December 31, 2001, approximately $3,863,000 of Pennichuck's retained earnings was unrestricted for payment or declaration of common dividends.

During 2001, 2000 and 1999, the Company paid interest of $1,972,283, $1,905,473 and $1,967,318 respectively.

The Company has available a $2,500,000 unsecured, revolving credit facility with a bank and during 2001 and 2000, there were no outstanding borrowings under this facility.

The Company's wholly-owned real estate subsidiary, The Southwood Corporation, has a 50% ownership interest in three limited liability companies (LLC's). The LLC's, which are not included in the accompanying Consolidated Balance Sheets, own certain commercial office buildings on which there are outstanding mortgage notes totaling $9.6 million. Southwood, along with other members of the LLC's, has issued a guarantee on those mortgages on which it is jointly and severally liable.

NOTE C - DEBT, continued

The Company has entered into two interest rate exchange agreements to mitigate interest rate risks associated with its floating-rate loans. The agreements provide for the exchange of fixed rate interest payment obligations for floating rate interest payment obligations on notional amounts of principal. The net amounts paid and received under the agreements are reflected as interest expense. The two interest rate exchange agreements have a fixed rate of 6.50%. The notional amount of the debt is $6,000,000 at December 31, 2001 and 2000.

SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended by SFAS No. 137, *"Deferral of the Effective Date of SFAS No. 133"* and SFAS No. 138, *"An amendment to SFAS No. 133"*, establishes certain accounting and reporting standards requiring every derivative instrument to be recorded in the Company's balance sheet as either an asset or liability measured at its fair value. These statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting treatment for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that the Company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. The Company completed its review and implementation of SFAS No. 133, effective January 1, 2001. The Company has taken an inventory of its contracts and determined that the interest rate swap contracts mentioned above represent derivatives under SFAS No. 133. These contracts qualify for hedge accounting under SFAS No. 133. At December 31, 2001, the Company has recorded a liability of $308,216 associated with these two interest rate swap agreements while the offset amount was reflected in Accumulated Other Comprehensive Income.

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial instruments included in the accompanying Consolidated Balance Sheet as of December 31, 2001 is as follows:

	Carrying Value	Fair Value
Long-term debt	$27,420,005	$29,597,000
Interest rate swaps	$-0-	$ (308,216)

There are no quoted market prices for the Company's various long-term debt issues, and thus, their fair values have been determined based on quoted market prices for securities similar in nature and in remaining maturities. The fair value for long-term debt shown above does not purport to represent the amounts at which those debt obligations would be settled. The fair market value of the Company's interest rate swaps represents the estimated unrealized loss to terminate these agreements based upon current interest rates.

The carrying values of the Company's cash, restricted cash, and short-term notes receivable approximate their fair values because of the short maturity dates of those financial instruments. There is no market information available for the Company's long-term notes receivable; however, management believes their carrying value reflects market value.

NOTE E - BENEFIT PLANS

PENSION PLAN

The Company has a defined benefit pension plan covering substantially all full-time employees. The benefits are formula-based, giving consideration to both past and future service. The Company's funding policy is to contribute annually up to the maximum amount deductible for federal tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

December 31:	2001	2000
Actuarial present value of benefit obligations:		
Accumulated benefit obligation, including vested benefits of $3,044,730 in 2001 and $2,737,758 in 2000	$3,108,648	$2,772,035

NOTE E - BENEFIT PLANS, continued

Projected benefit obligation for service rendered to date	(3,650,659)	(3,299,694)
Plan assets at a fair value (insurance contracts)	3,234,454	3,294,074
Plan assets less than projected benefit obligation	(416,205)	(5,620)
Prior service costs	5,166	5,951
Unrecognized net loss from past experience different from that assumed and effects of changes in assumptions	884,927	454,327
Unrecognized net transition asset	(69,451)	(83,258)
Prepaid pension cost included in deferred charges and other assets	$404,437	$371,400

Net pension cost for 2001, 2000 and 1999 includes the following components:	2001	2000	1999
Service cost - benefits earned during the period	$205,929	$189,730	$186,006
Interest cost on projected benefit obligation	243,155	219,624	201,832
Expected return on plan assets	(300,727)	(277,061)	(255,738)
Amortization of (gains) and deferrals	(6,711)	(11,374)	(1,536)
Net periodic pension cost	$141,646	$120,919	$130,564

For the years ended December 31, 2001, 2000 and 1999, the actuarial present value of the projected benefit obligation was determined using a discount rate of 7.5% and an assumed rate of increase in future compensation levels of 5%. The expected long-term rate of return on plan assets was 9% in 2001, 2000 and 1999.

SALARY DEFERRAL PLAN

In addition, the Company has a salary deferral plan covering substantially all full-time employees. Under this plan, the Company matches 100% of the first 3% of the employee's salary contributed to the plan. The matching employer's contributions were $109,325, $101,644 and $91,469, respectively, for 2001, 2000 and 1999.

OTHER POST-RETIREMENT BENEFITS

The Company provides post-retirement medical benefits to current and retired employees, which are payable upon reaching normal retirement date. Future benefits payable to current employees are capped based on the actual percentage of wage and salary increases earned from the plan inception date to normal retirement date. The accumulated benefit obligation, unrecognized transition obligation and net periodic post-retirement benefit cost for the years ended December 31, 2001 and 2000 are as follows:

Accumulated post-retirement benefit obligation:	2001	2000
Total current active employees and retirees	$(808,273)	$(653,703)
Plan assets at fair value	203,802	145,052
Funded status (underfunded)	(604,471)	(508,651)
Unrecognized net loss (gain)	13,100	(109,844)
Unrecognized prior service cost	81,100	95,600
Unrecognized transition obligation	29,900	60,800
Accrued (prepaid) post-retirement benefit cost, net	$(480,371)	$(462,095)
Service cost	$29,993	$28,538
Interest cost	54,777	40,583
Amortization of prior service cost	14,500	14,500
Amortization of transition obligation	30,900	30,900
Amortization of unrecognized (gains)	(11,413)	(2,826)
	$118,757	$111,695

NOTE E - BENEFIT PLANS, continued

The Company is presently allowed to recover a portion of the post-retirement benefits relating to active employees and retirees in its rates. To calculate the estimated accumulated benefit obligation, the Company has assumed a discount rate of 7.5% in 2001 and 7.75% in 2000, and a maximum medical care cost trend rate of 5% in 2001 and 2000, which is the projected annual increase in future compensation levels. A 1% increase in the assumed health care cost trend rate would not have had a material effect on the post-retirement benefit cost or the accumulated post-retirement benefit obligation in 2001.

NOTE F - STOCK BASED COMPENSATION PLANS

The Company has a stock option plan for officers and key employees which provides for incentive options. The Company accounts for the plan under APB Opinion No. 25, under which no compensation cost has been recognized in the Consolidated Statements of Income. On a pro forma basis, the Company's net income and earnings per share would have been reduced to the following amounts had compensation cost for the plan been determined consistent with SFAS No. 123, *"Accounting for Stock Based Compensation."*

Net income:	2001	2000	1999
As reported	$3,611,704	$3,682,661	$2,615,665
Pro forma	$3,468,332	$3,461,126	$2,586,364
Basic earnings per share:			
As reported	$1.52	$1.56	$1.12
Pro forma	$1.46	$1.47	$1.11
Diluted earnings per share:			
As reported	$1.50	$1.55	$1.12
Pro forma	$1.45	$1.46	$1.10

At December 31, 2001, all options which had been granted were exercisable and 195,947 shares were available for future grants. The following table shows the option plan activity for 1999, 2000 and 2001:

	Options Outstanding	Price Per Share
Balance at December 31, 1998	59,527	$7.50-$9.50
Granted	13,200	$15.75
Canceled	(367)	$7.50
Exercised	(45,645)	$7.50-$15.75
Balance at December 31, 1999	26,715	$7.50-$15.75
Granted	29,667	$23.25
Canceled	---	--
Exercised	(6,148)	$7.50-$15.75
Balance at December 31, 2000	50,234	$8.12-$23.25
Granted	29,704	$20.39
Canceled	(1,667)	$20.39-$23.25
Exercised	(8,468)	$8.12-$15.75
Balance at December 31, 2001	69,803	$8.12-$23.25

Of the 69,803 options outstanding at December 31, 2001, 802 have an exercise price of $8.63 and a remaining contractual life of 4 years; 2,052 shares have an exercise price of $8.12 and a remaining contractual life of 5 years; 3,352 shares have an exercise price of $9.50 and a remaining life of 6 years; 5,894 shares have an exercise price of $15.75 and a remaining life of 7 years; 28,666 shares have an exercise price of $23.25 and a remaining life of 8 years; and 29,037 shares have an exercise price of $20.39 and a remaining life of 9 years. The fair value of each option grant is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.08%, 6.59% and 4.9%; expected dividend yields of 4.7%, 5.3% and 5.3%; expected lives of 5 years; and expected volatility of 34%, 53% and 35%.

In 2001, the Company amended its 1995 and 2000 Stock Option Plans to allow for grant of non-qualified stock options in addition to incentive stock options.

NOTE G - SHAREHOLDER RIGHTS PLAN

On April 20, 2000, the Company's Board of Directors adopted a Rights Agreement and declared a dividend of one preferred share purchase right ("Right") for each outstanding share of common stock, $1.00 par value. Each Right entitles the shareholder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $85.00 per share, subject to adjustment. The Rights become exercisable in the event that a person or group acquires, or commences a tender or exchange offer to acquire, more than 10% of the Company's outstanding common stock. In that event, each Right will entitle the holder, other than the acquiring party, to purchase a number of common shares of the Company having a market value equal to two times the Right's exercise price. If the Company is acquired in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to purchase a certain number of shares of common stock of the acquiring company having a market value equal to two times the Right's exercise price. The Rights are redeemable by the Company at a redemption price of $.01 per Right at any time before the Rights become exercisable. The Rights will expire on April 19, 2010, unless previously redeemed.

NOTE H – SUBSEQUENT EVENTS

In January 2002, Southwood sold its remaining 40 acres in Southwood Corporate Park to a regional developer for approximately $2.7 million in cash. That sale, less selling and allocable infrastructure costs, is expected to result in approximately $1.04 million in pretax earnings for Southwood in the first quarter of 2002.

NOTE I - BUSINESS SEGMENT INFORMATION

Pennichuck Corporation's operating activities are grouped into three primary business segments as follows:

Water utility - Involved in the collection, treatment and distribution of potable water for domestic, industrial, commercial and fire protection service in the City of Nashua and certain surrounding communities in southern and central New Hampshire.

Real estate - Involved in the ownership, development, management and sale of industrial and residential property in Nashua and Merrimack, New Hampshire.

Contract operations and other - Includes the contract operations and laboratory testing activities of the Service Corporation and sundry activities of the Company.

The tables below present information about Pennichuck Corporation's three primary business segments for the years ended December 31, 2001, 2000 and 1999.

Operating revenues:	2001	2000	1999
Water utility	$17,411,760	$15,963,540	$16,331,633
Real estate	4,156,556	6,989,006	860,103
Contract operations & other	1,186,022	718,930	617,522
Total operating revenues	$22,754,338	$23,671,476	$17,809,258
Operating income:			
Water utility	$5,002,983	$4,349,211	$5,326,362
Real estate	3,244,462	4,632,404	591,887
Contract operations & other	304,697	234,305	157,655
Total operating income	$8,552,142	$9,215,920	$6,075,904
Capital additions:			
Water utility	$8,210,756	$7,735,483	$6,717,877
Real estate	–	–	–
Contract operations & other	400	4,833	17,308
Total capital additions	$8,211,156	$7,740,316	$6,735,185



NOTE I - BUSINESS SEGMENT INFORMATION, continued

Identifiable assets:			
Water utility	$79,668,690	$73,547,121	$68,337,550
Real estate	3,524,382	4,053,620	4,243,177
Contract operations & other	4,647,469	5,279,265	3,000,117
Total identifiable assets	$87,840,541	$82,880,006	$75,580,844
Depreciation & amortization expense:			
Water utility	$2,590,524	$2,225,329	$2,068,180
Real estate	412,742	912,221	–
Contract operations & other	43,696	34,216	73,587
Total depreciation & amortization expense	$3,046,962	$3,171,766	$2,141,767

The operating revenues within each business segment are sales to unaffiliated customers. Operating income is defined as segment revenues less operating expenses, including allocable Parent Company expenses attributable to each business segment as shown below.

	2001	2000	1999
Allocated parent expenses:			
Water utility	$522,180	$522,231	$477,156
Real estate	58,581	5,615	5,186
Contract operation	25,960	33,692	36,305
Total allocated parent expenses	$606,721	$561,538	$518,647

Within the water utility business segment, one customer accounted for over 10% of total operating revenues. During 2001, 2000 and 1999, the water utility recorded $1,809,000, $1,755,000 and $1,784,000, respectively, in water revenues which were derived from fire protection and other billings to the City of Nashua.

NOTE J - QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands of dollars, except per share amounts)			
2001				
Operating Revenues	$4,410	$5,573	$5,654	$7,117
Operating Income	1,129	2,074	2,122	3,227
Net Income	415	966	1,008	1,223
Basic Earnings Per Share	$ .18	$ .41	$ .42	$ .51
2000				
Operating Revenues	$4,135	$4,453	$5,945	$9,138
Operating Income	1,197	1,383	2,516	4,120
Net Income	460	596	1,150	1,477
Basic Earnings Per Share	$ .19	$ .26	$ .49	$ .62
1999				
Operating Revenues	$3,892	$4,710	$5,131	$4,076
Operating Income	1,177	1,722	1,897	1,280
Net Income	456	777	870	513
Basic Earnings Per Share	$ .19	$ .34	$ .37	$ .22

Market & Dividend Information

The Company's common stock is currently traded on the Nasdaq National Market System ("NMS") under the symbol "PNNW". On December 31, 2001, there were approximately 774 holders of record of the 2,387,634 shares of the Company's common stock outstanding.

The Company offers a Dividend Reinvestment and Common Stock Purchase program which is available to our shareholders. Under this program, our shareholders may reinvest all or a portion of their common dividends into shares of common stock at prevailing market prices. We also accept optional cash payments to purchase additional shares at 100% of the prevailing market prices.

The following table sets forth the comparative market prices per share of the Company's common stock based on the high and low closing sales prices as reported on the Nasdaq NMS during the applicable periods and the dividends declared by the Company during those periods. All stock information has been adjusted to reflect the four-for-three stock split effected December 3, 2001.

Period	High	Low	Dividends Declared
2001			
Fourth Quarter	$26.81	$19.19	$.19
Third Quarter	24.17	20.85	.19
Second Quarter	25.61	19.02	.19
First Quarter	21.76	18.51	.19
2000			
Fourth Quarter	$21.38	$17.81	$.19
Third Quarter	21.00	18.00	.18
Second Quarter	22.69	16.50	.18
First Quarter	24.75	15.66	.18
1999			
Fourth Quarter	$25.50	$18.00	$.18
Third Quarter	21.75	16.50	.17
Second Quarter	16.97	14.48	.17
First Quarter	16.31	14.72	.17

Shareholder Information

The annual report on Form 10K of Pennichuck Corporation as filed with the Securities and Exchange Commission will be made available upon request to: Shareholder Relations: Pennichuck Corporation, 4 Water Street, PO Box 448, Nashua, NH 03061-0448, Tel: 603/882-5191.

Stock Transfer Agent and Registrar: American Stock Transfer & Trust Company, Shareholder Relations, 59 Maiden Lane, Plaza Level, New York, NY 10038, 800/937-5449, www.amstock.com.

Dividend Reinvestment and Common Stock Purchase Plan: Pennichuck Corporation has a Dividend Reinvestment and Common Stock Purchase Plan which is open to all holders of Pennichuck's common shares and to all of Pennichuck's New Hampshire residential customers. Participants in the Plan receive their dividends in the form of Pennichuck common shares and may also, within certain limits, make additional cash purchases under the Plan. For a copy of the Plan Prospectus and an enrollment form, please call Shareholder Relations.

Five-Year Selected Data

	2001	2000	1999	1998	1997
Operating revenues (in $000's)	$22,754	$23,671	$17,809	$17,395	$12,056
Net income (in $000's)	$3,612	$3,683	$2,616	$2,106	$1,207
Earnings per share - basic	$1.52	$1.56	$1.12	$1.21	$0.76
Cash dividends declared per share of common stock	$0.76	$0.73	$0.69	$0.59	$0.51
Total assets (in $000's)	$87,841	$82,880	$75,581	$70,838	$57,240
Long-term debt (in $000's)	$27,420	$27,237	$28,266	$28,185	$26,678
Weighted average shares outstanding - basic	2,382,389	2,360,767	2,327,597	1,741,715	1,600,383
Book value per share	$12.91	$12.17	$11.27	$10.88	$9.05
Utility plan additions (in $000's)	$8,211	$7,735	$6,718	$11,209	$6,126
Water delivered (million gallons per day)	16.18	15.86	15.12	14.44	12.74
Mains (miles)	521	495	481	470	364
Services:					
Core & Communities	22,808	22,380	22,213	21,422	21,037
Pittsfield Aqueduct	639	628	625	623	615
Pennichuck East	4,277	4,139	3,804	3,766	-
Meters	28,646	27,243	26,642	25,984	21,759
Hydrants	2,664	2,634	2,583	2,540	2,194
Rainfall	30.64	57.62	42.87	47.36	47.36
Employees	80	72	71	66	57

Prior year numbers have been restated to reflect the merger of Pittsfield Aqueduct Company, Inc. in 1998, the three-for-two stock split in September 1998, and the four-for-three stock split in December 2001. 1998 numbers reflect the asset acquisition of Pennichuck East Utility, Inc.

Map of Service Territory


Pittsfield
Hooksett
Goffstown
Manchester
Auburn
Raymond
Epping
Newmarket
New Fields
Stratham
Exeter
Freemont
Brentwood
Chester
North Hampton
Hampton
Bedford
Sandown
Danville
Kingston
Kensington
Hampton Falls
East Kingston
Seabrook
Derry
Londonderry
Merrimack
Amherst
Hampstead
South Hampton
Newton
Salisbury
Amesbury
Litchfield
Atkinson
Plaistow
Merrimac
Milford
Windham
Salem
Hudson
Brookline
Hollis
Nashua
Pelham
MASSACHUSETTS

Retail Service Area

Wholesale Water Sales

Operations & Maintenance Agreement

Pennichuck Corporation

4 Water Street

P.O. Box 448

Nashua, NH 03061-0448

800.553.5191

603.882.5191

Fax 603.882.4125

www.pennichuck.com